Filed Pursuant To Rule 433

Registration No. 333-275079

March 6, 2024

URL:

https://www.grayscale.com/blog/legal-topics/investors-deserve-options-on-gbtc

Article:

Addressing Recent Speculation: Potential Tax Considerations for Investors in Spot Bitcoin ETFs LAST UPDATE 12/15/2023 A recently published report inaccurately presents potentially negative tax impacts to shareholders of GBTC in the event of cash redemptions, a concept that applies to mutual funds. Unlike mutual funds and many other ETFs, would experience a taxable event upon a cash redemption in GBTC. On behalf of our investors, Grayscale would respectfully like to correct the record.

Grayscale Investments has filed with the U.S. Securities and Exchange Commission (SEC) a comment letter in support of NYSE American’s proposal1 to permit the listing and trading of options on commodity-based ETPs like Grayscale Bitcoin Trust ETF (GBTC) and NYSE Arca’s application to generally permit the listing and trading of options on commodity-based trust shares.

Our argument is straightforward: if investing in options for shares of products holding derivatives of an asset is acceptable for investors, investing in options for shares of products holding the asset itself should be as well.

Back in October 2021, the SEC permitted Bitcoin futures options to begin trading the day after the approval and listing of the first Bitcoin futures ETFs. This is because options for shares registered under the Securities Act of 1940 (like the initial Bitcoin Futures ETFs) are broadly permitted under existing listing rules.2 Meanwhile, spot commodity products like GBTC are registered under the Securities Act of 1933, and therefore must receive individual review and approval from the SEC.

This discrepancy goes back to the SEC’s first approval of the listing and trading of options on a commodity-based trust in 2008.3 Rather than issue an approval for all identically structured commodity-based trusts, the Commission issued an approval limited solely to the shares before them. Since then, approvals have been issued ad-hoc, resulting in an unwieldy patchwork system.4

We believe the Commission should update this outdated approach to approve options on spot commodity-based ETPs that are structured identically to already-approved ETPs and permit national securities exchanges to update their rules to permit the deemed approval of the listing and trading of such options. Naturally, this would include options on GBTC.

Recall that in Grayscale v. SEC, the DC Circuit Court of Appeals held that Bitcoin futures and spot Bitcoin were “materially similar across relevant regulatory factors” and that the SEC had acted arbitrarily and capriciously in its denial of our application, and vacated their June 2022 denial order.5 A similar set of circumstances that surrounded the GBTC listing application exists for NYSE Arca’s current application. Options on ETPs holding spot Bitcoin and options on ETFs holding Bitcoin futures are necessarily subject to the same risks. Even in its infancy, the spot Bitcoin ETP market serves more investors, enjoys tighter bid-ask spreads, and is far more liquid than the Bitcoin futures ETF market.6 We believe that whatever leads the SEC to accept one should lead them to accept the other.

We believe it is vital to the interests of investors to have access to exchange-listed options on GBTC and other spot Bitcoin ETPs. Options would facilitate price discovery in the ETP’s shares, provide investors with greater choice and help investors navigate varying market conditions or achieve desired investment outcomes, such as generating income, hedging, or reducing volatility. Approval would also serve as a boon to the commodity trust investor class, improve market efficiency, and end an expensive and time-consuming product-by-product approach to approval the Commission has relied on for over 15 years. It’s been long enough.

To read Grayscale’s letter, click here.

1.
See File No. SR-NYSEArca-2024-06, Release No. 34-99398 Notice of Filing of Proposed Rule Change to Amend Rule 5.3-O to Permit the Listing and Trading of Options on Commodity-Based Trust Shares
2.
See NYSE Arca Rule 5.3-O, Criteria for Underlying Securities
3.
See Notice of Filing and Immediate Effectiveness of Proposed Rule Change Relating to the Listing and Trading on the Exchange of Options on the SPDR Gold Trust, Securities Exchange Act Release No. 34-57945, SR-NASDAQ-2008-051 (Jun. 10, 2008)(“For these reasons, the Commission designates the proposed rule change as operative upon filing), https://www.sec.gov/files/rules/sro/nasdaq/2008/34-57945.pdf
4.
See NYSE Arca Rule 5.3-O(g)(iv) which permits the listing and trading of options on the SPDR Gold Trust; NYSE Arca Rule 5.3-O(g)(v) which permits the listing and trading of options on the iShares COMEX Gold Trust; NYSE Arca Rule 5.3-O(g)(vi) which permits the listing and trading of options on the iShares Silver Trust; NYSE Arca Rule 5.3-O(g)(viii) which permits the listing and trading of options on the ETFS Silver Trust or ETFS Gold Trust; and NYSE Arca Rule 5.3-O(g)(ix) which permits the listing and trading of options on the ETFS Palladium Trust or ETFS Platinum Trust.
5.
See Grayscale Invs., LLC v. SEC, No. 22-1142 (D.C. Cir. Aug. 29, 2023
6.
Letter from Robert E. Whaley, Professor of Management (Finance), Director, Financial Markets Research Center, Vanderbilt University Owen Graduate School of Management (dated May 25, 2022) (the “Whaley Letter”), https://www.sec.gov/comments/sr-nysearca-2021-90/srnysearca202190-20130009-296497.pdf.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.